UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant’s name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-.

Acquisition Agreement dated January 24, 2006

On January 24, 2006 China Natural Resources, Inc. entered into an Acquisition Agreement with Feishang Mining Holdings Limited, a British Virgin Islands company (“Feishang”) and Feishang Group Limited, a British Virgin Islands company (the “Feishang Shareholder”) pursuant to which China Natural Resources will acquire 100% of the issued and outstanding capital stock of Feishang from the Feishang Shareholder. As consideration, at the closing of the acquisition, China Natural Resources will issue to the Feishang Shareholder 9,980,593 common shares of China Natural Resources, representing approximately 86.4% of its issued and outstanding common shares after giving effect to the issuance (and the exchange of 320,000 currently outstanding preferred shares for 320,000 common shares, as described below), and will issue to the Feishang Shareholder warrants (the “Warrants”) to purchase an additional 4,500,000 common shares.

Feishang beneficially owns 100% of the capital stock of Wuhu Feishang Mining Development Co., Ltd. (“Wuhu”), a company established under the laws of the People’s Republic of China (“PRC”). Feishang treats the business of Wuhu, a mining enterprise principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC, as its principal business activity.

Consummation of the acquisition is subject to each party’s compliance with customary conditions of closing, as well as the exchange by Winsland Capital Limited of 320,000 Series B preferred shares of China Natural Resources for 320,000 common shares. Winsland Capital Limited is a company beneficially owned by Mr. Ching Lung Po, China Natural Resources’ Chairman, CEO and President.

The Feishang Shareholder has irrevocably agreed that for a period of two years from the closing date that it will not sell, transfer, pledge, mortgage or otherwise dispose of any of the shares of China Natural Resources it receives in the transaction.

The Acquisition Agreement contains customary representations and warranties, as well as confidentiality and cross indemnification provisions.

The Warrants entitle the holder to purchase: 2,000,000 common shares of China Natural Resources at an exercise price of $4.00 per share for a period of two years from the closing date; 1,500,000 common shares at an exercise price of $4.50 per share for a period of three years from the closing date; and 1,000,000 shares at an exercise price of $5.00 per share for a period of four years from the closing date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical. The Warrants provide that the exercise price is subject to adjustment in the event of stock splits, dividends and reclassifications. The expiration date of the Warrants is subject to acceleration in the event of the sale, conveyance or disposal of all or substantially all of China Natural Resources’ property or business or a merger with or into or consolidation with another company or other transaction or series of transactions in which more than 50% of the voting power of China Natural Resources is disposed of, except for a merger undertaken solely for the purpose of changing the domicile of the company or in connection with an equity financing in which China Natural Resources is the surviving corporation.

The foregoing summary of the material terms of the Acquisition Agreement is qualified in its entirety by reference to the Acquisition Agreement filed as an exhibit to this Form 6-K.

Exhibit No.	Description

10.1	Acquisition Agreement dated as of January 24, 2006 by and between China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: January 25, 2006	By:	/s/ CHING LUNG PO
Ching Lung Po, CEO

EXHIBIT INDEX

Exhibit No.	Description

10.1	Acquisition Agreement dated as of January 24, 2006 by and between China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited